# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1000 WINTER ST.,, NORTH BUILDING, SUITE 1200, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002089568

## Reporting persons
- InnoCare Pharma Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (9.4% of the class)
- Ocean Prominent Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (9.4% of the class)
- InnoCare Pharma Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 1000 WINTER ST., NORTH BUILDING, SUITE 1200, WALTHAM , MASSACHUSETTS 02451

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

InnoCare Pharma Inc.
Ocean Prominent Limited
InnoCare Pharma Limited

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
103 Carnegie Center, Suite 209
Princeton, NJ 08540
Citizenship:
InnoCare Pharma Inc. Delaware
Ocean Prominent Limited British Virgin Islands
InnoCare Pharma Limited Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 5,000,000 shares of common stock directly held by InnoCare Pharma Inc. InnoCare Pharma Inc. is a wholly owned subsidiary of Ocean Prominent Limited, which is a wholly owned subsidiary of InnoCare Pharma Limited.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 42,110,313 shares of common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025; (ii) 5,000,000 shares of common stock issued in a private placement on October 7, 2025, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 8, 2025; and (iii) 6,310,811 shares of common stock issued in a separate private placement which closed on October 9, 2025, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 8, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- InnoCare Pharma Inc.: /s/ Jisong Cui, By Jisong Cui, Chairperson and CEO (10/15/2025)
- Ocean Prominent Limited: /s/ Jisong Cui, By Jisong Cui, Director (10/15/2025)
- InnoCare Pharma Limited: /s/ Jisong Cui, By Jisong Cui, Director (10/15/2025)